EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Three					Three
	Months	Year	Year	Year	Year	Months	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	Mar. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31	Sept. 30,
	2006	2005	2004	2003	2002	2001	2001

Fixed charges computation:
Interest expense	$ -	$ -	$ -	$ 7	$ 46	$ 15	$ 1,970
Portion of rent expense
representative of an
interest factor (a)	33	149	141	127	107	27	91
Total fixed charges	33	149	141	134	153	42	2,061

Earnings computation:
Pre-tax loss before equity in
Losses of affiliates per
consolidated statement of
operations	(3,264)	(14,949)	(9,121)	(1,731)	(1,569)	(17,161)	20,736
Add: Fixed charges	33	149	141	134	153	42	2,061
	$(3,231)	$(14,800)	$(8,980)	$ (1,597)	$(1,416)	$(17,119)	$22,797

Ratio of earnings to fixed	-	-	-	-	-	-	11
charges (b)

  The interest factor was calculated to be twenty percent (20%) of rental expense under operating leases and is considered to be a representative interest factor.
  For the three months ended March 31, 2006, the years ended December 31, 2005, 2004, 2003 and 2002 and the three months ended December 31, 2001, our earnings were insufficient to cover our fixed charges by approximately $3,264, $14,949, $9,121, $1,731, $1,569 and $17,161 thousand, respectively.